Exhibit 2.1

AMENDMENT NO. 2 TO

AGREEMENT AND PLAN OF REORGANIZATION

This AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF REORGANIZATION is entered into as of February 21, 2018, by and among Naked Brand Group Inc. (“Naked”), Bendon Limited (“Bendon”), Bendon Group Holdings Limited (“Holdco”), Naked Merger Sub Inc. (“Merger Sub”) and Bendon Investments Limited (“Principal Shareholder”). Capitalized terms not otherwise defined herein shall have the meaning given to such terms in the Merger Agreement (as defined below).

WHEREAS, the parties entered into that certain Agreement and Plan of Reorganization dated as of May 25, 2017, and Amendment No. 1 thereto as of July 26, 2017 (as amended, the “Merger Agreement”), providing for the Merger; and

WHEREAS, in accordance with Section 9.10 of the Merger Agreement, the parties wish to amend certain terms and provisions of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Section 1.5 of the Merger Agreement is hereby amended as follows:

(a) The parties hereby acknowledge and agree that the holders of the Naked Common Stock shall receive a number of Holdco Ordinary Shares so that upon the Closing, such holders will hold approximately 9.0% of the outstanding Holdco Ordinary Shares on a fully diluted basis, subject to certain adjustments set forth in the Merger Agreement, which may require an adjustment to the Bendon Target Share Number.

(b) Section 1.5(a) of the Merger Agreement is hereby amended by inserting “, divided by five (5)” immediately before the parenthetical containing the third defined term in the first sentence.

(c) Section 1.5(b)(iii) of the Merger Agreement is hereby amended by inserting “, and dividing by five (5)” at the end of each of the first and second sentence.

(d) Section 1.5(b)(iv) of the Merger Agreement is hereby amended by inserting “, and dividing by five (5)” at the end of each of the first and second sentence.

(e) Section 1.5(c)(i) of the Merger Agreement is hereby amended by replacing the second sentence with the following:

“Each Converted Naked Derivative Security shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Naked Derivative Security immediately before the Effective Time (including expiration date, vesting conditions and exercise provisions), except that each Naked Derivative Security (A) shall become a right to acquire that number of whole Holdco Ordinary Shares (rounded up to the nearest whole share) equal to the product of: (i) the number of shares of Naked Common Stock subject to such Naked Derivative Security immediately prior to the Effective Time multiplied by (ii) the number of Holdco Ordinary Shares constituting the Per Share Stock Consideration, and (B) shall have an exercise or conversion price equal to the quotient of: (i) the exercise or conversion price per share of Naked Common Stock subject to such Naked Derivative Security immediately prior to the Effective Time divided by (ii) the number of Holdco Ordinary Shares constituting the Per Share Stock Consideration; provided, however, that the exercise price and the number of Holdco Ordinary Shares purchasable under each Converted Naked Derivative Security that is an employee stock option shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable regulations promulgated thereunder; provided, further, that in the case of any Converted Naked Derivative Security that is an employee option to which Section 422 of the Code applies, the exercise price and the number of Holdco Ordinary Shares purchasable under such Converted Naked Derivative Security shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code.”

2. Section 5.14 of the Merger Agreement is hereby deleted and restated in its entirety to read as follows:

“5.14 No Solicitation. Prior to the Outside Date, and subject to the last sentence of this Section 5.14, Naked will not, and will cause its Representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any corporation, partnership or other entity or group (other than Holdco, Bendon, Merger Sub, their respective Affiliates and their respective Representatives) concerning any merger, sale of ownership interests and/or assets of Naked, recapitalization or similar transaction (other than as set forth in Section 5.2 or otherwise contemplated by this Agreement or sales of assets in the ordinary course of business), without the prior written consent of Holdco, Bendon and Merger Sub, which consent shall not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary herein, from and after the earlier of the Outside Date or the date on which Holdco, Bendon or Merger Sub breaches Section 7.3(a), Naked and its Representatives shall have the right to, directly or indirectly, solicit, initiate or enter into discussions with, encourage, and provide any information to, any Person or group of Persons concerning any merger, consolidation, share exchange, acquisition or sale of ownership interests and/or assets of Naked (or control thereof), recapitalization or similar transaction, including by way of furnishing non-public information and other access pursuant to a confidentiality agreement.”

3. Section 5.18(b) of the Merger Agreement is hereby amended by replacing all references to “$1.04” with “$5.20”.

4. Section 5.18(c) of the Merger Agreement is hereby amended by replacing the second sentence with the following:

“Bendon will use its commercially reasonable best efforts to cause the holders of the Bendon Loan to enter into, not later than March 1, 2018, binding agreements providing for the conversion of such loan into Bendon Ordinary Shares; provided that the aggregate number of Holdco Ordinary Shares the Bendon shareholders will receive on Reorganization will not exceed amounts previously agreed to between Naked and Bendon.”

5. Schedule 5.19 to the Merger Agreement is hereby replaced in its entirety with Schedule 5.19 hereto. All references to the “Budget” in the Merger Agreement, as amended hereby, shall be deemed to be references to Schedule 5.19 hereto.

6. Section 7.1(b)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(i) the Merger shall not have been consummated for any reason by April 27, 2018 (the “Outside Date”), it being understood that no shares shall be issuable under Section 7.3(b) in the event Naked terminates this Agreement pursuant to this Section 7.1(b)(i); provided that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party who has materially breached their obligations under this Agreement resulting in the failure of the Merger to occur on or before the Outside Date.  Notwithstanding the foregoing, on or before April 17, 2018, Bendon shall provide written notice (“Outside Date Breach Notice”) to Naked of any known material breach by Naked of its obligations under this Agreement which could reasonably be expected to result in the failure of the Merger to occur on or before the Outside Date (each, a “Merger Breach”).  Naked shall have no more than ten days (each, a “Merger Cure Day”) to cure such Merger Breach from the date of such Outside Date Breach Notice and the Outside Date shall be extended by the number of Merger Cure Days (although not more than ten days in each instance) used by Naked to cure such Merger Breach, which date shall be the new Outside Date; provided, however, under no circumstances shall the Outside Date be extended beyond May 7, 2018.”

7. Section 7.1(d)(iii) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(iii) before receipt of the Naked Stockholder Approval, if (i) a Superior Proposal has been made to and received by the Company not in breach of Section 5.14, (ii) Naked has complied with the provisions of Section 5.2 applicable to a Superior Proposal, (iii) the Company is and has been in compliance with the other provisions of Section 5.2 (other than such non-willful breach and non-compliance that does not prejudice Holdco’s substantive rights and benefits under Section 5.2), (iv) Naked concurrently issues (or causes to be issued) to Holdco the shares of Naked Common Stock due under Section 7.3(b), and (v) the board of directors of Naked concurrently approves, and Naked concurrently enters into, a definitive agreement providing for such Superior Proposal. Acceptance by Holdco of the fee due under Section 7.3(b) shall constitute acceptance by Holdco and Bendon of the validity of any termination by Naked of this Agreement under this Section 7.1, subject to the obligations to pay Holdco any fees as set forth in Section 7.3(b); and”

8. Section 7.1(d) of the Merger Agreement is hereby amended to include a new Section 7.1(d)(iv) to read as follows:

“(iv) in the event that Holdco, Bendon or Merger Sub breaches Section 7.3(a).”

9. Section 7.3 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“7.3 Fees and Expenses.

(a) All fees and expenses incurred in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses whether or not the Merger, the Reorganization and the other transactions contemplated hereby are consummated; provided however that Bendon shall pay the following: (i) for the month of December 2017, (x) Naked’s public company operating expenses for such month, and (y) Naked’s non-public company operating expenses for such month in an amount not to exceed the lesser of (1) 50% of the amount of such non-public company operating expenses as set forth in the Budget for such month and (2) $84,640; and (ii) for each month beginning in January 2018 (or portion thereof) until the Closing, an amount equal to Naked’s net operating loss for such month (or portion thereof).  Payment pursuant to the foregoing shall be made within five (5) business days of submission by Naked to Bendon of invoices evidencing such monthly expenses, and regardless of whether or not the Merger is consummated so long as this Agreement is not terminated by Bendon pursuant to Section 7.1(c).  Naked and Bendon shall work together in good faith to optimize all costs without adversely impacting Naked’s business, results of operation or financial condition.

(b) If (i) (A) Naked terminates this Agreement pursuant to Section 7.1(d)(iii), or (B) Bendon terminates this Agreement because the Merger shall not have been consummated by the Outside Date and the failure of the Merger to occur on or before the Outside Date has resulted from a material breach by Naked of its obligations under the Agreement, then Naked shall issue to Bendon (for immediate distribution to the shareholders of Bendon), 2,500,000 shares of Naked Common Stock (not subject to a registration statement), adjusted for any stock splits, stock combinations, stock dividends or similar transactions affecting Naked Common Stock as a whole, within five (5) Business Days of the applicable date, or (ii) Naked and its management have complied in all material respects with their obligations at the Special Meeting and the Naked Stockholder Approval is not obtained, Naked shall issue to Bendon (for immediate distribution to the shareholders of Bendon) 1,250,000 shares of Naked Common Stock (not subject to a registration statement), as adjusted for any stock splits, stock combinations, stock dividends or similar transactions affecting Naked Common Stock as a whole, within five (5) Business Days of the completion of the Special Meeting. The parties acknowledge that the damages to Bendon are uncertain in the event the conditions to the issuance of the shares of Naked Common Stock pursuant to this Section are satisfied, and agree that the issuance of such shares in such a circumstance is reasonable. Notwithstanding anything to the contrary herein, in the event that Naked shall issue shares pursuant to this Section 7.3(b), Bendon shall be not entitled to recovery under both subsection 7.3(b)(i) and (b)(ii).”

10. In accordance with Section 5.18(a) of the Merger Agreement, Naked hereby consents to the amendment to the Reorganization Agreement, in substantially the form previously provided to Naked, to provide that the shareholders of Bendon will receive one (1) Holdco Ordinary Share for every five (5) Holdco Ordinary Shares to which such shareholders would have been entitled prior to such amendment.

11. Except as specifically provided in this Amendment No. 2, no provision of the Merger Agreement is modified, changed, waived, discharged or otherwise terminated and the Merger Agreement shall continue to be in full force and effect. This Amendment No. 2, together with the Merger Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Amendment No. 2 may be executed and delivered (including by facsimile) in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, this Amendment No. 2 has been duly executed and delivered by the duly authorized officers of the parties as of the date first written above.

NAKED BRAND GROUP INC.

By:	/s/ Carole Hochman
Name: Carole Hochman
Title: Chief Executive Officer

BENDON LIMITED

By:	/s/ Justin Davis-Rice
Name: Justin Davis-Rice
Title: Chairman

BENDON GROUP HOLDINGS LIMITED

By:	/s/ Justin Davis-Rice
Name: Justin Davis-Rice
Title: Director

NAKED MERGER SUB INC.

By:	/s/ Justin Davis-Rice
Name: Justin Davis-Rice
Title: Chief Executive Officer

BENDON INVESTMENTS LIMITED

By:	/s/ Justin Davis-Rice
Name: Justin Davis-Rice
Title: Director

[Signature Page to Amendment No. 2 to Merger Agreement]